Vadim Avdeychik (212)318-6054 vadimavdeychik@paulhastings.com

October 14, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant”)

File No.:  811-23157

Dear Ms. Dubey:

This letter responds to your comments communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2016 (SEC Accession No. 0001104659-16-146616) (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: To the extent the Surviving Fund will invest in asset backed and mortgage backed securities that rely on 3(c)(1) or 3(c)(7) exemption under the Investment Company Act of 1940 (“1940 Act”), please advise what percentage of the Surviving Fund’s total assets will be invested in such securities.

Response: The Registrant respectfully submits that to the extent the Surviving Fund invests in asset backed and mortgage backed securities that rely on 3(c)(1) or 3(c)(7) exemption under the 1940 Act, following the completion of the portfolio repositioning, the Surviving Fund anticipates investing up to 35% of the Fund’s total assets in such securities.

Comment 2: With respect to the Registrant’s seed financial statements, please include as an exhibit in the next post-effective amendment the consent of the independent public accounting firm.

Response: The Registrant respectfully submits that the consent of the independent public accounting firm has been filed with post-effective amendment no.3 to its Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP

cc: Michael R. Rosella